SUPPLEMENT
                                       TO
                            PEASE OIL AND GAS COMPANY
                                   PROSPECTUS
                                      DATED
                                 APRIL 23, 1998

     On December 1, 1998 Pease Oil and Gas Company completed a reverse stock split. As a result of the reverse stock split, the total number of authorized shares of common stock which we may issue was reduced from 40,000,000 shares to 4,000,000 shares. Correspondingly, each 10 shares of outstanding common stock were automatically reduced to one share. Following the reverse stock split there were approximately 1,600,705 shares of common stock outstanding.

     As a result of the reverse stock split, this Prospectus relates to resale by the Selling Securityholders named in the Prospectus of 1,025,885 shares of common stock to be issued to such persons upon conversion of Series B 5% PIK Cumulative Convertible Preferred Stock of the Company for resale by the Selling Securityholders. As a result of the reverse stock split, the price at which the Series B 5% PIK Cumulative Convertible Preferred Stock may be converted into common stock of the Company was adjusted. As of December 2, 1998, the conversion price would be approximately $0.86. The conversion price may not be higher than $8.29 in the future under terms of the preferred stock. Using the conversion price on December 2, 1998, the outstanding shares of Series B 5% PIK Cumulative Convertible Preferred Stock of the Company would be convertible into approximately 6.3 million shares of common stock. The Company presently has only approximately 1.54 million shares of unreserved common stock which would be available for issuance if the preferred stock is converted.

     All information included in our Prospectus dated April 23, 1998 is hereby modified as necessary to reflect the reverse stock split described above.














                 The date of this Prospectus is December 2, 1998